October 20, 2009
VIA FACSIMILE AND EDGAR
Mr. Jay E. Ingram
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	Novelis Inc. Registration Statement on Form S-4 Filed on September 11, 2009 File No.: 333-161892

Annual Report on Form 10-K for the Fiscal Year Ended March 31, 2009 Filed on June 26, 2009 File No.: 001-32312
Dear Mr. Ingram:
     This letter sets forth the responses of Novelis Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with regard to the Registration Statement on Form S-4 (the “Registration Statement”) filed on September 11, 2009 and the Annual Report on Form 10-K for the Fiscal Year ended March 31, 2009. The Staff’s comments were provided to the Company in a letter dated October 8, 2009.
     Concurrently with the delivery of this letter, the Company has filed Amendment No. 1 to the Registration Statement, including the related exhibits (“Amendment No. 1”). For your convenience, the Company will provide the Staff with six courtesy copies of this response letter, together with three copies of Amendment No. 1 that are marked to show the changes made in response to your comments from the initial filing on September 11, 2009. The Company has listed the responses in the same order as the comments were presented and has repeated each comment prior to the response.
Form S-4
     Staff’s Comment 1: We note that more than twenty of your restricted foreign and domestic subsidiaries will guarantee the debt securities issued by Novelis, Inc. Please note that at the time of its effectiveness, your registration statement must comply with the financial statement requirements for subsidiary guarantors set forth in Rule 3-10 of Regulation S-X. Please advise us about your compliance with these requirements. For additional guidance please see

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Release No. 33-7878 dated August 15, 2000, found on the Commission’s website at http://www.sec.gov/rules/fina1/33-7878.htm.
     Response: The Company has considered the requirements of Rule 3-10 of Regulation S-X. The Company advises the Staff that separate financial statements of the subsidiary guarantors have been excluded based on Rule 3-10(f) of Regulation S-X. The Company advises the Staff that, pursuant to Rule 3-10(f), the guarantees of the subsidiary guarantors are full and unconditional and joint and several. In addition, the Company directly or indirectly owns all of the outstanding voting shares or the sum of all interests, as applicable, of each of the subsidiary guarantors. Finally, Note 24 to the Company’s consolidated financial statements and Note 16 to the Company’s condensed consolidated financial statements include the information required by Rule 3-10(f)(4) of Regulation S-X
Prospectus Cover Page
     Staff’s Comment 2: We note your disclosure that the notes being registered will be guaranteed by all of your existing and “future” Canadian and U.S. restricted subsidiaries. To the extent there will be additional subsidiary guarantors, please advise us as to how you intend to comply with your registration obligations.
     Response: The Company advises the Staff that to the extent additional subsidiaries become guarantors of the notes prior to the expiration of the exchange offer, the Company will update the Registration Statement as necessary (including updating the facing page, the signature pages and the financial statements to reflect the additional guarantors) to register the additional guarantees. The Company currently does not intend to add additional guarantors.
     The Company advises the Staff that if additional subsidiaries become guarantors of the notes after the expiration of the exchange offer, no registration of the guarantees will be required because holders of the notes would not be making a new investment decision and therefore there would be no “sale” for purposes of Section 2(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”).
     Staff’s Comment 3: Please consider explaining briefly the meaning of a “restricted subsidiary” at the beginning of your disclosure to give the reader a better understand of how you classify your subsidiaries.
     Response: In response to the Staff’s comment, the Company has revised its disclosure on page 12 in the prospectus summary.
     Staff’s Comment 4: Please confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a) of the Exchange Act. We note your disclosure that the offering period will be open until the 20th business day “following the date of this prospectus”; however, the rule measures the time period from the date of the commencement of the offer. Further, please confirm that the expiration date will be included in

Novelis Inc.
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the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424 under the Securities Act.
     Response: The Company supplementally confirms to the Staff that the exchange offer will be open at least until midnight on the 20th business day following commencement of the exchange offer and that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424 under the Securities Act.
     Staff’s Comment 5: Refer to the immediately preceding comment. As currently drafted, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what may ultimately be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that your offer will be open at least through midnight. See Rule 14d-1(g)(3).
     Response: The Company directs the Staff’s attention to its Response to Comment 4 above.
     Staff’s Comment 6: We note the disclosure indicating that you will issue new notes or return any old notes not accepted for exchange “as promptly as practicable” after expiration or termination of the exchange offer. Rule 14e-1(c) requires that you exchange the notes or return the old notes “promptly” upon expiration or termination of the offer, as applicable. Please revise here and throughout the document, as necessary.
     Response: In response to the Staff’s comment, the Company has revised its disclosure on page 42.
     Staff’s Comment 7: We note the second bullet point of your “Exchange Offer” disclosure. Since your “Conditions to the Exchange Offer” discussion on page 40 identifies more than one condition, please revise your disclosure here to make it consistent with the page 40 disclosure.
     Response: In response to the Staff’s comment, the Company has revised its disclosure on page 11.
Industry and Market Data, page ii
     Staff’s Comment 8: We note your disclosure in the last sentence about your inability to guarantee the accuracy and completeness of any third party information incorporated in the prospectus. Clarify the extent to which you are cautioning shareholders in their evaluation of this data. More clearly express the company’s views regarding the reliability of the data and statistics in your registration statement. Remove language that suggests you are not responsible for assessing the reasonableness and soundness of the market data and other information. If the industry and market data requires disclaimers such as those presented here, it does not appear the

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market data contribute to an informed investor understanding of the market for the company’s products and services as of the time of their potential investments. Consistent with basic plain English principles and Rule 421(b) as applicable, please assess your disclosure throughout the prospectus and revise as appropriate.
     Response: In response to the Staff’s comment, the Company has revised its disclosure on page ii.
Prospectus Summary, page 1
The Exchange Offer, page 10
     Staff’s Comment 9: Please revise the introductory paragraph to remove the statement that the disclosure in this section “is not intended to be complete.”
     Response: In response to the Staff’s comment, the Company has revised its disclosure on page 10.
Summary Description of the New Notes, page 12
     Staff’s Comment 10: In each instance where the guarantees are discussed, including here and the cover of the prospectus, please disclose whether the guarantees are full and unconditional. Also, disclose whether each of the subsidiary guarantors is 100% owned. Refer to Rule 3-10 of Regulation S-X.
     Response: The Company directs the Staff’s attention to its Response to Comment 1 above. In response to the Staff’s comment, the Company has revised its disclosure on the cover page and pages 12 and 149.
     Staff’s Comment 11: Please revise the heading “Certain Income Tax Considerations” on page 15 to clarify that the disclosure discusses the “material” tax consequences of the exchange offer and not just “certain” tax consequences. Please also revise the heading “Certain U.S. Federal Income Tax Consequences of the Exchange Offer” and the use of word “certain” in the first paragraph of same discussion on page 195.
     Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 15 and 198.
Risk Factors, page 19
As part of our ongoing evaluation of our operations, we may undertake additional restructuring efforts in the future..., page 23
     Staff’s Comment 12: As you disclose in the second bullet point of your “Highlights” discussion on page 51, $1.5 billion of the Net loss attributable to your shareholders for the year

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ended March 31, 2009, reflected non-cash impairment charges, which when compared to $95 million of restructuring charges, represents a substantially larger amount. As a result, please revise your risk factor disclosure to emphasize the effect that these impairment charges have had on the company’s financial status and discuss the likelihood of future impairment charges in light of the current economic environment.
     Response: In response to the Staff’s comment, the Company has included a new risk factor on page 23.
Despite the level of our indebtedness, we may still incur significantly more indebtedness..., page 29
     Staff’s Comment 13: To help investors better measure the risk imposed by increasing your current indebtedness level, please quantify, to the extent possible, such level of additional indebtedness. Stating that the indebtedness which may be incurred could be “substantial” is too vague for purposes of allowing the investors assess the extent of this risk.
     Response: In response to the Staff’s comment, the Company has revised its disclosure on page 29.
The Exchange Offer, page 37
Expiration Date; Extensions; Amendments, page 39
     Staff’s Comment 14: We note that you reserve the right to delay accepting any old notes. Clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c). If you are referring to the right to delay acceptance only due to an extension to the exchange offer, so state.
     Response: The Company advises the Staff that it will delay accepting any old notes only in connection with an extension of the exchange offer. In response to the Staff’s comment, the Company has revised its disclosure on page 40. The Company further confirms that any such delay will be consistent with Rule 14e 1(c).
Conditions to the Exchange Offer, page 40
     Staff’s Comment 15: We note that you may determine in your “sole discretion” whether certain offer conditions have occurred or are satisfied. Please revise to include an objective standard for the determination of whether a condition has been satisfied.
     Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 39 and 41 to require that the Company use its “reasonable” discretion to determine whether such exchange offer conditions have occurred or are satisfied.

Novelis Inc.
October 20, 2009

     Staff’s Comment 16: An exchange offer may only be subject to conditions that are not within the direct or indirect control of the bidder and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Please revise your disclosure to avoid the reference to “threatened” actions, as it is unclear how this could be objectively determined.
     Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 40 and 41 to limit the “threatened” component of the referenced conditions to matters that have been “threatened in writing.” The Company submits that these specified items, if threatened in writing prior to the expiration date of the exchange offer, represent objective measures that are outside of the Company’s control and which could materially alter the Company’s view as to whether it is in the Company’s best interest to consummate the exchange offer. The Company confirms that it would act promptly if it believed that one or more of the referenced conditions was unsatisfied thereby allowing it to terminate the exchange offer.
Withdrawal Rights, page 42
     Staff’s Comment 17: Your disclosure here indicates that an investor may withdraw its tender of old notes “at any time before 5:00 p.m., New York City time, on the expiration date”. This disclosure appears inconsistent with similar disclosure in the Transmittal Letter attached as Exhibit 99.1, pursuant to which you instruct the old note holders that “[i]f not yet accepted” a tender pursuant to the Exchange Offer may be withdrawn at any time prior to expiration. Please reconcile your prospectus disclosure with the Transmittal Letter to make them consistent.
     Response: In response to the Staff’s comment, the Company has revised the letter of transmittal on page 7 to reconcile it to the prospectus disclosure.
Use of Proceeds, page 45
     Staff’s Comment 18: Please disclose with quantification how the proceeds from the Original Notes were used and/or will be used.
     Response: In response to the Staff’s comment, the Company has revised its disclosure on page 45.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 49
Business and Industry Climate, page 52
     Staff’s Comment 19: Your disclosure indicates that global economic trends impact you and there is a large amount of uncertainty with regard to economic trends and the timing of recovery. In addition, shipments in all regions remain below prior year levels. In this regard, we urge you to find ways to provide additional quantitative disclosures that convey to investors the current and ongoing risks related to your sales, earnings, and recoverability of your assets. We

Novelis Inc.
October 20, 2009

caution you that, to the extent you gather and analyze information regarding the risks of recoverability of your assets, such information may be required to be disclosed if it would be material and useful to investors. We believe that detailed rather than general disclosures regarding these risks and exposures would provide investors with the appropriate information to make this evaluation. For example, you should attempt to quantify the expected impact on sales of the continued downturn in the economy, if possible. Please also expand your disclosures to address the expected impact on your liquidity and capital resources. Refer to Items 303(a)(1) and (2) of Regulation S-K.
     Response: In response to the Staff’s comment, the Company has provided additional disclosure in its “Business and Industry Climate” narrative on pages 52 and 53. This disclosure is intended to describe the Company’s sales trends more clearly, including shipment trends in key areas of the Company’s business, while also clarifying that the Company does not believe it is exposed to significant further volume declines below the levels experienced in the fourth quarter of its 2009 fiscal year. In the context of this additional background information, the Company believes that the Staff’s other comments related to liquidity and recoverability of assets are adequately addressed in the appropriate sections of the document and do not warrant duplication in this section.
Results of Operations, page 55
     Staff’s Comment 20: Please revise your description of cost of goods sold here and elsewhere throughout the filing to clearly disclose that cost of goods sold is exclusive of depreciation and amortization. See SAB Topic 11:B.
     Response: The Company has revised its disclosure on pages 53, 54, 86, F-16 and F-35 in response to the Staff’s comment.
     Staff’s Comment 21: You present total segment income here and elsewhere throughout the filing. Since total segment income represents a non-GAAP measure when it is presented or discussed outside of your SFAS 131 footnote, you should ensure that either:
(a)	it is not presented elsewhere in the filing; or

(b)	present the disclosures required by Item 10(e) of Regulation S-K.
          You should enhance your disclosures elsewhere in the filing by addressing the following:
•	state the material limitations associated with use of the non- GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

•	state the manner in which management compensates for these limitations when using the non-GAAP financial measure;

•	explain why your management believes that this measure provides useful information to investors;

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October 20, 2009

•	provide cautionary disclosure that the non-GAAP measure presented may not be comparable to similarly titled measures used by other entities; and

•	state that this non-GAAP measure should not be considered as an alternative to net income, which is determined in accordance with GAAP.
          See also Question 21 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.
     Response: In response to the Staff’s comment, the Company has removed the non-GAAP measure of total segment income throughout the Registration Statement. In addition, the Company has revised its presentation in the Results of Operations to be more closely aligned with the segment disclosure included in the consolidated financial statements. Disclosure was revised on pages 56, 59, 62, 64, 65 67, 68 and 69 in response to the Staff’s comment.
Liquidity and Capital Resources, page 70
     Staff’s Comment 22: You disclose on page 30 that your senior secured credit facilities, the indenture governing your 7.25% senior notes and the indenture governing the notes impose significant operating and financial restrictions on you. For each class of debt, please ensure that you clearly disclose the specific terms of any material debt covenants and whether you were in compliance with the covenants as of the reporting date. In addition, if it is reasonably likely that you will not be in compliance with any of your material debt covenants, please disclose the required ratios/amounts as well as the actual ratios/amounts as of each reporting date. This will allow readers to understand how much cushion there is between the required ratios/amounts and the actual ratios/amounts. Please also consider showing the specific computations used to arrive at the actual ratios/amounts with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.
     Response: In response to the Staff’s comment, the Company has revised its disclosure on page 29 to clarify that its senior secured credit facilities, the indenture governing its 7.25% senior notes and the indenture governing the notes generally only impose operating restrictions. In addition, the Company has revised its disclosure on page 72 to include a general description of its material debt covenants and an affirmative statement that the Company was in compliance with such covenants as of the reporting date.
     As disclosed, under the Company’s ABL Facility, if the Company’s excess availability under the ABL Facility is less than 10% of the lender commitments under the ABL Facility or less than 10% of the Company’s borrowing base, the Company is required to maintain a minimum fixed charge coverage ratio of at least 1 to 1 or the Company will be subject to a reduction in availability under the facility. As disclosed, as of June 30, 2009, while the Company’s fixed charge coverage ratio was less than 1 to 1, the Company’s excess availability

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was $299 million, or 37% of the lender commitments under the ABL Facility. Therefore, the Company does not believe it is reasonably likely that the Company will fail to be in compliance with this covenant.
Contractual Obligations, page 83
     Staff’s Comment 23: Please disclose in a footnote to your contractual obligations table that the table dues not include the impact of principal and interest payments associated with the $185 million 11.5% Senior Notes since they were issued subsequent to the date used for the contractual obligations table. In addition, please disclose that the table does not give effect to the repayment of other debt with the 11.5% Senior Notes.
     Response: In response to the Staff’s comment, the Company has revised its disclosure on page 84.
Critical Accounting Policies and Estimates, page 86
Impairment of Goodwill, page 87
     Staff’s Comment 24: You recorded a $1.34 billion impairment charge in the third quarter of fiscal 2009. Additionally, you performed your annual testing for goodwill impairment as of the last day of February 2009 and no additional goodwill impairment was identified. To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying values and to the extent that goodwill for these reporting units, in the aggregate or individually, could materially impact your operating results or total shareholder’s equity, please provide the following disclosures separately for each of these reporting units:
•	The percentage by which fair value exceeds the carrying value as of the most-recent step-one test;

•	The amount of goodwill;

•	A description of the assumptions that drive the estimated fair value;

•	A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions; and

•	A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.
     If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination. Please also provide the above disclosures, as applicable, for any long-lived assets or asset groups for which you have determined that fair value is not substantially in excess of the carrying value and to the extent

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October 20, 2009

that the asset amounts, in the aggregate or individually, could materially impact your operating results or total shareholder’s equity. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.
     Response: In response to the Staff’s comment, the Company has provided additional disclosure on pages 88 and 89. The fair value of the Company’s long-lived assets, including other intangibles, are substantially in excess of the respective carrying value. The Company has disclosed the nature and magnitude of individual asset impairment charges for all income statement periods in its Critical Accounting Policy note on page 88.
Directors, Executive Officers and Corporate Governance, page 118
Our Directors, page 120
     Staff’s Comment 25: Please provide complete disclosure about each director’s business experience for the most recent five years, and to the extent that a director is self-employed or retired, so disclose. For example, it is unclear since when Mr. Bhattacharya has served as Managing Director of Hindalco. Please see Item 401(e) of Regulation S-K.
     Response: In response to the Staff’s comment, the Company has revised its disclosure on page 122.
Compensation Discussion and Analysis, page 123
Elements of Our Compensation Program, page 125
Short-Term (Annual) Incentives, page 125
     Staff’s Comment 26: You disclose that it is your general philosophy to tie annual cash compensation to company-wide and business unit goals as well as individual performance. However, we are unable to locate disclosure regarding the compensation committee’s assessment of each named executive officer’s individual performance. If individual performance was a significant factor in determining compensation, please disclose each named executive officer’s personal objectives by also identifying the specific contributions made by each named executive officer and contextualize those achievements for purposes of demonstrating how they resulted in specific compensation decisions. Although quantitative targets for subjective or qualitative assessments may not be required, you should provide insight of how qualitative inputs are translated into objective pay determinations. See Item 402(b)(2)(vii) of Regulation S-K.
     Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 126 to 128 to clarify that amounts that can be earned under the annual cash compensation plan are based on the achievement of company-wide and business unit performance goals. The Compensation Committee also retains discretion to adjust, up or down, the amounts earned in accordance with achievement under the performance goals based on the

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October 20, 2009

Committee’s subjective evaluation of each named executive officer’s individual performance. In fiscal 2009, the Committee did not exercise its discretion to adjust the amounts otherwise earned in accordance with the performance goals under the AIP, and therefore did not consider a subjective evaluation of individual performance as part of determining the short-term incentive award.
Annual Incentive Plan — 2008-2009, page 125
     Staff’s Comment 27: We note that for purposes of earning a bonus under the AIP, the compensation committee selected three key components (i.e., EBITDA, operating free cash flow performance and EHS) as performance benchmarks for the named executive officers. However, it appears that you have not provided a quantitative disclosure for each performance target to be achieved in order for each named executive officer to earn a cash bonus. Please disclose the specific performance target used to determine the cash bonus amount. In addition, please disclose the actual level of target achievement and disclose how you calculated and determined the “Fiscal 2009 Actual” numbers.
     Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 127 and 128 to include a table that provides quantitative disclosure of each performance goal, actual performance for each goal and details on the calculation of the actual bonus earned for each named executive officer.
     Staff’s Comment 28: As noted above, two of the financial measures for purposes of determining the performance-bonus under the AIP are the EBITDA and operating free cash flow performance. In accordance with Instruction 5 of Item 402(b) of Regulation S-K, please identify how these measures were calculated from your audited financial statements.
     Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 126 and 127 to explain how these measures are calculated.
     Staff’s Comment 29: At the end of the first paragraph you disclose that the incentive benchmarks are not the same for all named executive officers. The compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. If a named executive officer’s personal performance is measured against individual objectives, please disclose them to the extent material in determining the amount of the annual cash bonus. Please refer to Section II.B.1 of Commission Release No. 33-8732A, which is available on our website at http://www.see.gov/rules/final/2006/33-8732a.pdf. Please advise or revise your disclosure accordingly.
     Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 127 and 128 to include a table that provides quantitative detail on each performance goal for each named executive officer in determining the amount of the annual cash bonus.

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October 20, 2009

Summary Compensation Table, page 129
     Staff’s Comment 30: For the awards reported in the “Stock Awards” and “Option wards” columns, footnote (A) should disclose all assumptions made in the valuation. Refer to the Instruction to Item 402(c)(2)(v) and (vi) of Regulation S-K. The discussion of the assumptions may be made by reference to a discussion of those assumptions in the financial statements, footnotes to the financial statements, or discussion in the Management’s Discussion and Analysis. Please revise your disclosure accordingly.
     Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 131 and 132 to include a footnote to the relevant columns that makes reference to the assumptions used in calculating the valuation included in Note 13 to the Company’s audited consolidated financial statements.
Legal Matters, page 197
     Staff’s Comment 31: Please revise your disclosure here to indicate legal counsel that will opine on the enforceability of the obligations under each guarantee.
     Response: In response to the Staff’s comment, the Company has revised its disclosure on page 200 to indicate that King & Spalding LLP will opine on the enforceability of the obligations under each guarantee in reliance on legal opinions from other legal counsel as to certain matters of non-U.S. law.
Financial Statements for the Year Ended March 31, 2009
General
     Staff’s Comment 32: You disclose on page 28 that you are sometimes exposed to warranty claims. Please tell us what consideration you gave to disclosing your warranty liability activity for each period presented. Refer to paragraph 14 of FIN 45.
     Response: The Company believes warranty costs have not been material. Total warranty expense has not exceeded $4 million in any year. As a result, the Company believes the warranty reserve activity is immaterial to its consolidated financial statements and therefore the Company does not intend to disclose changes in the reserves required by FIN 45.
     Staff’s Comment 33: It appears that you have attempted to disclose the accumulated balances for each component of accumulated other comprehensive income in various footnotes within your financial statements. Please revise your disclosure to facilitate reconciliation between each of the individual components and the total amount presented as of each balance sheet date. See paragraph 26 of SFAS 130. In addition, please disclose the amount of income tax expense or benefit allocated to each component of other comprehensive income in accordance with paragraph 25 of SFAS 130.

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October 20, 2009

     Response: In response to the Staff’s comment, the Company has revised its disclosure on pages F-82 and F-123 to include the accumulated balance for each classification of accumulated other comprehensive income or loss in the notes to our financial statements. In addition, the Company has revised its disclosure to include the amount of income tax expense or benefit allocated to each component of other comprehensive income within the line item captions on its consolidated statements of shareholder’s equity on pages F-9 and F-10.
Note 1 — Business and Summary of Significant Accounting Policies, page F-12
     Staff’s Comment 34: Please disclose the types of expenses that you include in the cost of goods sold (exclusive of depreciation and amortization) line item and the types of expenses that you include in the selling, general and administrative expenses line item. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of goods sold (exclusive of depreciation and amortization) line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of goods sold (exclusive of depreciation and amortization), please disclose:
•	in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented; and

•	in MD&A that your cost of goods sold (exclusive of depreciation and amortization) may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of goods sold (exclusive of depreciation and amortization) and others like you exclude a portion of them, including them instead in a line item such as selling, general and administrative expenses.
     Response: In response to the Staff’s comment, the Company has revise its disclosure on page F-17 to include additional significant accounting policies related to cost of goods sold and selling, general and administrative expenses.
Inventories, page F-18
     Staff’s Comment 35: You use both the average cost and FIFO methods to determine the cost of your inventory. You should generally use one inventory method for similar types of inventories. Please disclose which types of inventory you use each method for. Please disclose whether you use both methods for any similar types of inventory. If so, please also disclose your basis for doing this.
     Response: The Company has determined that the FIFO method is no longer used by any of its operations to determine the cost of inventory. In response to the Staff’s comment, the Company has revised its disclosure on page F-18.

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Property, Plant and Equipment, page F-18
     Staff’s Comment 36: The range of useful lives for your machinery and equipment of five to twenty-five years is very broad. Please breakout the machinery and equipment category into smaller components and disclose the range of useful lives for each revised category. For categories that still have very broad useful lives, please consider separately discussing the types of assets that fall in each part of the range.
     Response: The Company recognizes that the useful lives for its machinery and equipment of five to twenty-five years is broad. In response to the Staff’s comment, the Company has revised its disclosure on page F-18 to add disclosure related to the types of assets included in machinery and equipment and relative ranges for those assets.
Fair Value of Financial Instruments, page F-20
     Staff’s Comment 37: You disclose that SFAS 107 requires disclosure of the fair value of financial instruments. Please revise your disclosure to address the fact that SFAS 157 has amended the disclosure requirements set forth in SFAS 107 for financial assets and liabilities measured at fair value.
     Response: In response to the Staff’s comment, the Company has revised its disclosure on page F-20 to address the fact that SFAS 157 has amended the disclosure requirements set forth in SFAS 107 for financial assets and liabilities measured at fair value
Note 4 — Restructuring Programs, page F-27
     Staff’s Comment 38: Please enhance your disclosure to include the total amount of restructuring charges expected to be incurred as well as the cumulative amount of restructuring charges incurred to date for each major type of cost as well as for each reportable segment as required by paragraphs 20(b) and (d) of SFAS 146.
     Response: The Company believes that the current disclosures included in Note 4 to its consolidated financial statements substantially address the disclosure requirements of paragraphs 20(b) and (d) of SFAS 146 through the table and narrative discussion, including amounts incurred in the period, amounts incurred to date and reconciliation of the beginning and ending liability balances for each type of cost associated with that activity.
     The majority of the Company’s restructuring activities were related to severance and met the requirements for accrual as of the balance sheet date. There were only immaterial costs associated with exit or disposal activities where the costs were required or will be required to be recognized in future periods when the liability is incurred.

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     In response to the Staff’s comment, for those restructuring activities that were composed of more than one type of cost, the Company has revised its disclosure on pages F-28 and F-29 to provide additional information as to total amount incurred.
Note 9 — Consolidation of Variable Interest Entities, page F-35
     Staff’s Comment 39: Please expand your disclosure to address the requirements set forth in paragraphs 23(b) and (c) of FIN 46(R) and paragraphs C4(c) and (d) of FSP FAS 140-4 and FIN 46(R)-8.
     Response: The Company believes that it has met the disclosure requirements set forth in FIN 46(R) and FSP FAS 140-4 and FIN 46(R)-8. The Company has highlighted the following disclosures included in Note 9 to its consolidated financial statements which address each requirement:
     Paragraphs 23(b) and (c) of FIN 46(R) state the following:
23. In addition to disclosures required by other standards, the primary beneficiary of a variable interest entity shall disclose the following (unless the primary beneficiary also holds a majority voting interest):
...
b. The carrying amount and classification of consolidated assets that are collateral for the variable interest entity’s obligations

c. Lack of recourse if creditors (or beneficial interest holders) of a consolidated variable interest entity have no recourse to the general credit of the primary beneficiary.
     The requirement of FIN 46(R) paragraph (b) is fulfilled by the section entitled “Carrying Value.” Within this section the Company shows the carrying value and classification of Logan’s assets. The Company advises the Staff that there are no obligations that result in the collateralization of the VIE’s assets.
     The requirement of FIN 46(R) paragraph (c) is fulfilled by the section entitled “Logan Organization and Operations.” In the last sentence of that section, the Company discloses the following, “We are obligated to absorb a majority of the risk of loss; however, Logan’s creditors do not have recourse to our general credit.
     Paragraphs C4(c) and (d) of FSP FAS 140-4 and FIN 46(R)-8 state the following:
C4. In addition to disclosures required by other standards, an enterprise that is a primary beneficiary in a variable interest entity, that holds a significant variable interest in a variable interest entity but is not the primary beneficiary, or that is a sponsor that holds a variable interest in a variable interest entity shall disclose:

...

Novelis Inc.
October 20, 2009

c. Whether the enterprise has provided financial or other support during the periods presented to the variable interest entity that it was not previously contractually required to provide, including:
(1) The type and amount of support, including situations where the enterprise assisted the variable interest entity in obtaining another type of support
(2) The primary reasons for providing the support.
d. Qualitative and quantitative information about the enterprise’s involvement (giving consideration to both explicit arrangements and implicit variable interests) with the variable interest entity, including, but not limited to, the nature, purpose, size, and activities of the variable interest entity, including how the entity is financed.
     The requirement of paragraphs C4(c) of FSP FAS 140-4 and FIN 46(R)-8 is fulfilled by the section entitled “Logan Organization and Operations.” In the next to last sentence of that aforementioned section, the Company states, “Other than these contractually required reimbursements, we do not provide other additional support to Logan.”
     The requirement of paragraphs C4(d) of FSP FAS 140-4 and FIN 46(R)-8 is fulfilled by the section entitled “Logan Organization and Operations” and “Primary Beneficiaries.” In these sections the Company discusses the nature, purpose, size, and activities of the variable interest entity, including how the entity is financed.
Note 20 — Commitments and Contingencies, page F-71
     Staff’s Comment 40: You disclose that you are involved in various lawsuits as well as proceedings related to environmental matters. Please disclose the amount of the accrual related to each matter, if any, that you have recorded. Disclose the range of loss in excess of amounts accrued or state that such an estimate cannot be made. See paragraphs 8-10 of SFAS 5. Refer to SAB Topic 5:Y as well.
     Response: The Company has revised its disclosure on Pages 117, F-73 and F-74 in response to the Staff’s comment. Please note that the Company has disclosed the amount of the accrual related to each matter that has been recorded. Supplementally, the Company advises the Staff that at each reporting date, the Company reviews all claims and potential losses in accordance with SFAS 5. The key issues that management assesses are whether it is probable that a loss has been incurred and, if so, whether the amount of the loss can be reasonably estimated. The analysis includes an evaluation of the relevant facts in the cases and, if appropriate, discussion with outside counsel.
Note 24 — Supplemental Guarantor Information, page F-82
     Staff’s Comment 41: You disclose that certain of your wholly-owned subsidiaries provided guarantees of the senior notes. Please confirm, and revise your disclosure if true, that all the subsidiary guarantors are “100% owned” as defined by Rule 3-10(h)(1) of Regulation S-

Novelis Inc.
October 20, 2009

X. Note that “wholly-owned,” as defined in Rule 1-02(aa) of Regulation S-X, is not the same as “100% owned.”
     Response: The Company directs the Staff’s attention to its Response to Comment 1 above. In response to the Staff’s comment, the Company has revised its disclosure on pages F-84 and F-123.
Financial Statements for the Period Ended June 30, 2009
General
     Staff’s Comment 42: Please address the above comments in your interim financial statements as well, as applicable.
     Response: In response to the Staff’s comment, the Company has addressed the above comments in its interim financial statements and noted page references for each change in disclosure, as applicable.
Part II Information Not Required in Prospectus
Description of Exhibits, II-27
     Staff’s Comment 43: We note that you have only filed the bylaws for Novelis Deutschland Gmbh and Novelis PAE S.A.S. Please confirm that there are no other formation documents for these two entities, such as articles of formation, or otherwise file them with your next amendment.
     Response: The Company confirms that the bylaws filed for Novelis Deutschland GMBH and Novelis PAE S.A.S. represent the full formation documents for these entities.
     Staff’s Comment 44: It appears that the articles and bylaws of Novelis do Brasil Ltda. are missing. Please advise.
     Response: The Company directs the Staff’s attention to Exhibit 3.22 (incorporated by reference to Exhibit 3.12 to its Registration Statement on Form S-4 filed on August 3, 2005 (File No. 333-127139)) and Exhibits 3.23, 3.24 and 3.25 (filed with the Registration Statement), which represent the governing documents of Novelis do Brasil Ltda., including all amendments to date. The Company advises the Staff that the Company is currently in the process of amending the governing documents of Novelis do Brasil Ltda., and will file the latest amendment with a subsequent amendment to the Registration Statement.

Novelis Inc.
October 20, 2009

Exhibit 5.1 Opinion of King & Spalding LLP regarding the legality of securities being issued
     Staff’s Comment 45: Please have counsel confirm to us that it concurs with our understanding that its reference to the General Corporation Law of the State of Delaware includes the statutory provisions and all applicable provisions of the Delaware Constitution and any reported judicial decisions interpreting these laws. Please have counsel file this confirmation as correspondence on EDGAR.
     Response: The Company’s counsel confirms that the legality opinion concurs with the Staff’s understanding that the reference and limitation to the General Corporation Law of the State of Delaware in our opinion dated September 11, 2009 provided to the Company and filed as Exhibit 5.1 to the Registration Statement includes the statutory provisions and also all applicable provisions of the Delaware Constitution and the reported judicial cases interpreting those laws currently in effect. The Company’s counsel has filed a confirmation as correspondence on EDGAR.
     Staff’s Comment 46: Refer to the second to last paragraph of the legality opinion. We understand that counsel expresses no opinion with respect to the matters contained in this section of the opinion and that these elements are necessary to the legal conclusions expressed. Yet, we cannot consent to inclusion of the assumptions as they currently appear. We would not object if counsel states that with regard to these matters of foreign law, counsel has relied, with the company’s permission, on the local opinions filed as Exhibits 5.2 through 5.11 to the Registration Statement. If the legal conclusions contained in Exhibits 5.2-5.11 did not inform counsel’s determinations, please advise us of the factual and legal bases that allow counsel to assume the matters contained in this section of the opinion and why this permits counsel to render an enforceable opinion.
Response: The Company’s counsel proposes to revise the second to last paragraph of the legality opinion as follows and to file a revised opinion with a subsequent amendment:
     We have relied as to certain factual matters on information obtained from public officials, officers of the Company and the Guarantors and other sources believed by us to be responsible. Also, with permission from the Company and the counsel listed below, we have relied upon, insofar as the opinions expressed herein relate to or are dependent upon matters governed by the law of (i) Canada and the Province of Ontario, the opinion of Torys LLP, (ii) the Province of Quebec, the opinion of Lavery, de Billy, L.L.P., (iii) the United Kingdom, the opinion of Macfarlanes LLP, (iv) Luxembourg, the opinion of Elvinger Dessoy Dennewald, (v) France, the opinion of Ernst & Young Societe d’Avocats, (vi) Germany, the opinion of Norr Stiefenhofer Lutz, (vii) Switzerland, the opinion of CMS von Erlach Henrici Ltd, (viii) Ireland, the opinion of A&L Goodbody, (ix) Brazil, the opinion of Levy & Salomão Advogados, and (x) Portugal, the opinion of Vieira de Almeida & Associados, RL, filed as Exhibits 5.2-5.11, including the opinions regarding the due authorization, execution and delivery of the Indenture by each of the parties thereto (other than the U.S. Guarantors), the due authorization of the Notes by the

Novelis Inc.
October 20, 2009

Company, the due authorization of the Guarantees by the Guarantors (other than the U.S. Guarantors) and the due organization and good standing of the Company and the Guarantors (other than the U.S. Guarantors). We have also assumed the genuineness of all signatures on the Indenture.
Exhibits 10.1 and 10.2
     Staff’s Comment 47: We note that you have not filed the exhibits and schedules to the $800 million asset-based lending credit facility dated July 6, 2007 (Exhibit 10.1), and the $960 million term loan facility dated as of July 6, 2007 (Exhibit 10.2). Please file complete copies of these material agreements with your next amendment.
     Response: In response to the Staff’s comment, the Company has filed the exhibits and schedules to Exhibit 10.1 and Exhibit 10.2 with Amendment No. 1.
Annual Report on Form 10-K for the Fiscal Year Ended March 31, 2009
General
     Staff’s Comment 48: Please address the above comments in the Forms 10-K and 10-Q, as applicable.
     Response: The Company is of the view that the changes in the Form S-4 made in response to the Staff’s comments are not material and do not require amending the Form 10-K for the year ended March 31, 2009 and the Form 10-Q for the quarter ended June 30, 2009. The Company believes its disclosure in these prior filings is adequate. The Company will address the Staff’s comments in the Registration Statement and in future filings made with the Commission.
Exhibit 31.1 — CEO Certification
Exhibit 31.2 — CFO Certification
     Staff’s Comment 49: In future filings please remove the chief executive officer and chief financial officer’s title in the introductory line to each 302 certification. In this regard, Item 601(b)(31) of Regulation S-K requires that the certification must be provided exactly as stated therein. Also refer to SEC Release No. 33-8124 dated August 29, 2002 and SEC Staff Alert, Annual Report Reminders, dated March 4, 2005 for additional guidance. Please address this comment in your future filings of your periodic reports.
     Response: In response to the Staff’s comment, in future filings, the Company will remove the chief executive officer and chief financial officer’s title in the introductory line to each 302 certification.

Novelis Inc.
October 20, 2009

*      *      *
     Please contact the undersigned at (404) 814-4200 with any questions concerning this letter.
Sincerely,
/s/ Leslie J. Parrette Jr.
Leslie J. Parrette Jr.
Senior Vice President, General Counsel and
Compliance Officer

cc:	Mr. John J. Kelley III — King & Spalding LLP Mr. Keith M. Townsend — King & Spalding LLP